
RECEIVED
FEB 2 0 2007
203
WASH, D.C.
SECTION



SECURI 07000858 ION

BD 3/1 *

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39856

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: New Windsor Associates, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

425 E. 63rd Street EPHD
(No. and Street)

New York (City) NY (State) 10021 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Manko (212) 317-2510
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Matthews and Co. LLP
(Name – *if individual, state last, first, middle name*)

270 Madison Avenue 16th Floor, New York, NY 10016
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 6 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Manko, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of New Windsor Associates, L.P., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


VERONICA PETRIATI
MY COMMISSION # DD 291115
EXPIRES February 16, 2008
Bonded Thru Notary Public Underwriters

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
FEB 2 0 2007
WASH, D.C.
203
SECTION

NEW WINDSOR ASSOCIATES, L.P.

Statement of Financial Condition
December 31, 2006

NEW WINDSOR ASSOCIATES, L.P.
Contents
December 31, 2006

MATTHEWS & CO, LLP

Certified Public Accountants

270 Madison Avenue, 16th Floor
New York, New York 10016
Telephone (212) 293-5100
Fax (212) 293-5560

INDEPENDENT AUDITORS' REPORT

To the Partners' of
New Windsor Associates, L.P.

We have audited the accompanying statement of financial condition of New Windsor Associates, L.P. (a limited partnership) as of December 31, 2006. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of New Windsor Associates, L.P. (a limited partnership) as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Matthews & Co LLP

January 22, 2007

NEW WINDSOR ASSOCIATES, L.P.
Statement of Financial Condition

December 31, 2006

ASSETS

Cash	$	1,170
Receivable from broker		148,396
Securities owned - at market value		134
Other assets		4,400
Total Assets	$	154,100

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:		
Accounts payable and accrued expenses	$	10,573
Partners' Capital		143,527
Total Liabilities and Partners' Capita	$	154,100

The accompanying notes are an integral part of this financial statement.

NEW WINDSOR ASSOCIATES, L.P.
Notes to Financial Statement
December 31, 2006

1 Organization and Nature of Business

New Windsor Associates, L.P. (the "Partnership") is a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc and was organized as a limited partnership principally to conduct the business of trading in options and other marketable securities.

2 Summary of Significant Accounting Policies

Securities Transactions

The Partnership records income from proprietary securities transactions and the related revenue and expenses on a trade-date basis.

Securities owned and options written are stated at quoted market values with the resulting unrealized gains and losses reflected in income.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis in accordance with generally accepted accounting principles.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of Credit Risk

The Partnership maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Partnership has not experienced any losses in such accounts.

Income Taxes

No provision for federal, state and local income taxes has been made since the Partnership is not a taxable entity and the partners are individually liable for the taxes on their shares of the Partnership's income or loss.

3 Receivable from broker

The clearing and depository operations for the Partnership's securities transactions are provided by one broker pursuant to a clearance agreement. At December 31, 2006, the amount receivable from the broker consisted of cash of $148,396.

(Continued)

NEW WINDSOR ASSOCIATES, L.P.
Notes to Financial Statement
December 31, 2006

4 Stock Market Options

The Partnership's activities include the purchase and sale of stock market options. Stock market options are settled in cash based on the difference between the contract price and the market settlement price.

5 Net Capital Requirement

As a registered broker-dealer, the Partnership is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The Partnership has elected to compute its net capital under the alternative method permitted by the Rule, which requires the Partnership to maintain minimum net capital, as defined, of $100,000. As of December 31, 2006, the Partnership had net capital of $139,123, which exceeded its requirement of $100,000 by $39,123.

6 Related Party Transactions

Included in other assets is a receivable of $1,100 due from a related party.



RECEIVED
FEB 2 0 2007
203
WASH. D.C.
SECTION
PROCESSING

NEW WINDSOR ASSOCIATES, LP

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

December 31, 2006

MATTHEWS & CO, LLP

Certified Public Accountants

270 Madison Avenue, 16th Floor
New York, New York 10016
Telephone (212) 293-5100
Fax (212) 293-5560

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

To the Partners of
New Windsor Associates, LP

In planning and performing our audit of the financial statements and supplemental schedule of New Windsor Associates, LP (a limited partnership) (the "Partnership") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of New Windsor Associates, LP to achieve all the divisions of duties and cross-checks generally included in an internal control structure and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Partners, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not to be used by anyone other than these specified parties.

Matthews & Co LLP

January 22, 2007

END